RWE

File No. 82-4018

February 27, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


07021764

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

SUPPL

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the notification of shareholdings in RWE AG pursuant to Sec. 21, Para 1. of the German Securities Trading Act (WpHG), which we published today.

If you have any questions or comments please call the undersigned

at +49 201 12 15299 (Dr. Döss)
or +49 201 12 15030 (Mr. Alphéus).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Yours sincerely,

R W E Aktiengesellschaft


- Dr. Döss-


- Alphéus-



Encl.

RWE Aktiengesellschaft
Opernplatz 1
45128 Essen
T +49 201 12-00
F +49 201 12-15199
I www.rwe.com



DGAP Voting rights announcement: RWE Aktiengesellschaft

Release of an announcement according to article 21 WpHG [German Securities Trading Act] (share)

RWE Aktiengesellschaft: Release according to article 26, section 1 WpHG [Securities Trading Act] with the aim of a Europe-wide distribution

27.02.2007
Release of a Voting rights announcement according to article 21, section 1 WpHG transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On 27 February 2007 Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA 90071, USA has informed us pursuant to sections 21 (1) and 22 (1) sent. 1 no. 6 WpHG that Capital Research and Management Company's stake in the voting rights in RWE Aktiengesellschaft, Essen, Deutschland, ISIN : DE0007037129, WKN: 703712 crossed the threshold of 3 % as of 22 February 2007. Capital Research and Management Company now holds 3.41 % in relation to all voting rights in RWE AG and 3.41 % in relation to all ordinary shares (Stammaktien) with voting rights in RWE AG arising from 17,823,478 ordinary shares.

RWE Aktiengesellschaft

Der Vorstand

End of Voting rights announcement DGAP regulatory service

Language:	English
Issuer:	RWE Aktiengesellschaft Opernplatz 1 45128 Essen Deutschland
www:	www.rwe.com

End of news DGAP regulatory service

END